

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 15, 2010

Fu HaiMing
Chief Executive Officer
China Century Dragon Media, Inc.
c/o Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, DE 19808

> **Re: China Century Dragon Media, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed December 6, 2010**
> **File No. 333-166866**

Dear Mr. Fu:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dividend Policy, page 40

1.   We note your revised disclosure in the third paragraph of this section. Please revise to clarify that PRC law only allows payment of dividends out of accumulated profits and explain the impact of this restriction. Disclose whether CD Media Huizhou has an accumulated deficit.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Recent Developments, page 45

2.   You disclose that the parties to the Registration Rights Agreement have agreed to extend the Required Filing Date and have waived the requirement to issue Penalty Shares related to the timely filing of the Subsequent Registration Statement. Please file these agreements as exhibits.

Results of Operations, page 50

3.   Please explain to us why you deleted disclosure regarding the impact of new clients on your revenues in the first nine months of 2010 and client retention trends generally.

Description of Business, page 58

Advertising Packages, page 62

4.   We note your response to comment four in our letter dated November 5, 2010. From your revised disclosure, the business advantages to providing supplier advances seem apparent. However, we still do not understand the "rights" that you acquire in exchange for these advances. Please either describe the specific legal rights that you acquire in exchange for your advances or clarify that you do not receive any specific legal rights.

Management, page 70

Executive Officers, Directors and Key Employees, page 70

5.   Please refer to Regulation S-K Item 401(e) and briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company in light of the company's business and structure.

Exhibit 23.3

6.   Your auditors' consent refers to their report dated May 14, 2010, except for Note 5, which is as of September 30, 2010. The report appearing on page F-2 is dated May 14, 2010 except for Note 4 and Note 13, which are as of October 27, 2010. Please ask your auditors to revise their consent to be consistent with their report included in your filing.

You may contact Melissa Hauber, Staff Accountant, at (202) 551-3368 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs

for   Larry Spirgel
        Assistant Director

cc: Thomas J. Poletti, Esq.
        Melissa A. Brown, Esq.
        K&L Gates LLP
        Via facsimile: (310) 552-5001